RECD S.E.C.

FEB 29 2008

SEC Mail Processing Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08028064

[redacted]AL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-42262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SANDGRAIN SECURITIES, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1050 FRANKLIN AVENUE – Suite 300
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL **(516) 750-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER GRASSEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDGRAIN SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

JON HEIMOWITZ 2/1/08
Notary Public, State of New York
No. 01HE4991099
Qualified in Nassau County
Commission Expires July 16, 2006
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SANDGRAIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

SANDGRAIN SECURITIES, INC.
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Sandgrain Securities, Inc.

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	214,606
Receivables from clearing organization		197,504
Deposit with clearing organization		100,000
Securities owned:		
Marketable, at market value		353,068
Not readily marketable, at estimated fair value		135,200
Employee advances and other assets		290,041
Furniture and equipment, net of accumulated depreciation of $307,573		78,805
Prepaid expenses		38,888
TOTAL ASSETS	$	1,408,112

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	168,961
Accounts payable and accrued expenses		316,201
Subordinated borrowings		250,000
Total liabilities		735,162
Commitments and contingencies (Note 11)		
Shareholder's equity:		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital		187,875
Retained earnings		608,252
Shareholder's equity before receivable from Parent		797,127
Receivable from Parent		(124,177)
Total shareholder's equity		672,950
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,408,112

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and received approval from the Securities and Exchange Commission ("SEC") in 1990 to conduct such business. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and commenced business during 1993. The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Revenue Recognition
The Company records proprietary securities transactions and commission revenue and related expenses on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade-date basis.

Marketable Securities
Marketable securities and securities not readily marketable owned by the firm consisted of the following at December 31, 2007:

	Marketable	Non-Marketable
Money market fund	$ 158,356	$ -
Corporate stock	194,712	-
Warrants	-	135,200
	$ 353,068	$ 135,200

Securities not readily marketable consist primarily of restricted warrants to purchase shares of publicly traded companies. The value of the warrants is based on the market value of the underlying marketable security owned.

Furniture and Equipment
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2007, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances against future commissions to be earned by employees, and loans. The advances are generally short term and are recovered from the commissions generated by these employees. Loans to employees are longer in duration and are covered by promissory notes. Payment terms vary. Advances and loans are non-interest bearing. The Company has provided an allowance for those advances and loans that are considered doubtful of recovery. At December 31, 2007, the net amount of advances and loans was $116,362.

NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions receivable for customer transactions generated in December 2007 and received in January 2008, and a deposit with the clearing organization that is required by the clearing agreement.

NOTE 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, commission payable, and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The carrying values of non-marketable securities, both short-term and long-term, are reported at fair value.

NOTE 6. INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes, and combined tax returns for state and local purposes. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to Federal and State income tax charges or credits based on a separate company taxable income or loss using the statutory rates. Should benefits be derived from tax charges or credits utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company also acts as an agent in the private placements of securities. As of December 31, 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2007:

Furniture	$	148,406
Equipment		229,113
Leasehold improvements		8,859
		386,378
Less:accumulated depreciation		(307,573)
Furniture and equipment, net	$	78,805

Depreciation expense for the year ended December 31, 2007, amounted to $23,031.

NOTE 9. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable and accrued expenses consisted of the following at December 31, 2007:

Operating expenses	$	73,444
Deferred compensation		168,000
Salaries payable		74,757
	$	316,201

NOTE 10. SUBORDINATED LOAN AGREEMENT

At December 31, 2007, the Company had borrowings of $250,000 from its Parent, which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and, accordingly, the borrowings are available in computing net capital, as defined. The agreement is scheduled to mature on July 31, 2009, unless extended. The loan bears interest at a rate of 9.6% per annum. During 2007, the Company paid its Parent $24,000 in interest on the loan.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under an operating lease that expires on February 28, 2017. Future minimum annual payments required as of December 31, 2007, are as follows:

Year ending December 31:		Minimum lease payments
2008	$	312,853
2009		320,390
2010		328,233
2011		306,256
2012		266,721
Thereafter		1,155,167
Total	$	2,689,620

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2007, there were no legal proceedings pending against the Company.

NOTE 12. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of $309,219, which was $209,219 in excess of the Company's required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.57 to 1 at December 31, 2007.

END